UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MOVELLA HOLDINGS INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

62459N 105
(CUSIP Number)

February 10, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons FP Credit Partners II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,106,517
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,106,517

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,106,517
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.93%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 50,877,511 shares of Common Stock outstanding as of February 10, 2023, as reported on the Issuer’s Form 8-K filed on February 13, 2023.

1.	Names of Reporting Persons FP Credit Partners Phoenix II L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 393,483
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 393,483

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,483
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.77%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 50,877,511 shares of Common Stock outstanding as of February 10, 2023, as reported on the Issuer’s Form 8-K filed on February 13, 2023.

1.	Names of Reporting Persons FP Credit Partners GP II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,500,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,500,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.71%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 50,877,511 shares of Common Stock outstanding as of February 10, 2023, as reported on the Issuer’s Form 8-K filed on February 13, 2023.

1.	Names of Reporting Persons FP Credit Partners GP II Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,500,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,500,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.71%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 50,877,511 shares of Common Stock outstanding as of February 10, 2023, as reported on the Issuer’s Form 8-K filed on February 13, 2023.

1.	Names of Reporting Persons Francisco Partners Management, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,500,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,500,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.71%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 50,877,511 shares of Common Stock outstanding as of February 10, 2023, as reported on the Issuer’s Form 8-K filed on February 13, 2023.

Item 1(a).	Name of Issuer:

Movella Holdings Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Movella Holdings Inc. Suite 110, 3535 Executive Terminal Drive Henderson, Nevada 89052

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1. FP Credit Partners II, L.P.

2. FP Credit Partners Phoenix II L.P.

3. FP Credit Partners GP II, L.P.

4. FP Credit Partners GP II Management, LLC

5. Francisco Partners Management, L.P.

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

The principal business address of the Reporting Persons is as follows: One Letterman Drive Building C, Suite 410 San Francisco, CA 94129

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page and Item 2(a) above.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

62459N 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Of the 8,500,000 reported securities, 8,106,517 shares of Common Stock are held directly by FP Credit Partners II, L.P. and 393,483 shares of Common Stock are held directly by FP Credit Partners Phoenix II L.P. (together, the “FP Purchasers”). FP Credit Partners GP II, L.P. is the general partner of the FP Purchasers. FP Credit Partners GP II Management, LLC is the general partner of FP Credit Partners GP II, L.P. Francisco Partners Management, L.P. serves as the investment manager for each of the FP Purchasers. As a result, each of FP Credit Partners GP II, L.P., FP Credit Partners GP II Management, LLC and Francisco Partners Management, L.P. may be deemed to share voting and dispositive power over the shares of Common Stock reported herein, but each disclaims beneficial ownership. Additionally, voting and disposition decisions at Francisco Partners Management, L.P. with respect to the shares of Common Stock reported herein are made by an investment committee, the members of which disclaim beneficial ownership of the reported securities.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons, or any member of Francisco Partners Management, L.P.’s investment committee is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

On February 10, 2023, the FP Purchasers entered into a Voting Agreement with the Issuer, pursuant to which the FP Purchasers agreed to vote all shares beneficially owned by the FP Purchasers in favor of any and all recommendations of the Issuer’s board of directors as further set forth in the Voting Agreement. In addition, in connection with a Note Purchase Agreement between the Issuer, affiliates of the FP Purchasers and certain other parties thereto, dated as of November 14, 2022, the Issuer has the right, subject to certain exceptions, to cause the FP Purchasers to sell up to 7,500,000 of the shares reported herein at any time at the Issuer’s sole discretion over the life of a 5-year venture-linked secured note (the “VLN Facility”) issued under the Note Purchase Agreement, and a percentage of the proceeds (which percentage is a function of when proceeds are generated, based on a predetermined schedule with a sliding scale) of any such sale shall be applied as a credit against the scheduled contractual return of the VLN Facility upon repayment or refinancing event.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below, each Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2023

FP CREDIT PARTNERS II, L.P.

By:	FP Credit Partners GP II, L.P.
Its:	General Partner

By:	FP Credit Partners GP II Management, LLC
Its:	General Partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

FP CREDIT PARTNERS PHOENIX II L.P.

By:	FP Credit Partners GP II, L.P.
Its:	General Partner

By:	FP Credit Partners GP II Management, LLC
Its:	General Partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

FP CREDIT PARTNERS GP II, L.P.

By:	FP Credit Partners GP II Management, LLC
Its:	General Partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

FP CREDIT PARTNERS GP II MANAGEMENT, LLC

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

FRANCISCO PARTNERS MANAGEMENT, L.P.

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 21, 2023.

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.00001, of Movella Holdings, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities below that is named as a reporting person in such filing, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 21, 2023

FP CREDIT PARTNERS II, L.P.

By:	FP Credit Partners GP II, L.P.
Its:	General Partner

By:	FP Credit Partners GP II Management, LLC
Its:	General Partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

FP CREDIT PARTNERS PHOENIX II L.P.

By:	FP Credit Partners GP II, L.P.
Its:	General Partner

By:	FP Credit Partners GP II Management, LLC
Its:	General Partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

FP CREDIT PARTNERS GP II, L.P.

By:	FP Credit Partners GP II Management, LLC
Its:	General Partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

FP CREDIT PARTNERS GP II MANAGEMENT, LLC

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

FRANCISCO PARTNERS MANAGEMENT, L.P.

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer